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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 9)*

                         Cablevision Systems Corporation
                         -------------------------------
                                (Name of Issuer)


      Cablevision NY Group Class A Common Stock, par value $.01 per share
       Rainbow Media Group Class A Common Stock, par value $.01 per share
      -------------------------------------------------------------------
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
              Rainbow Media Group Class A Common Stock: 12686C-844
             ------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------------------------------------------------------------
  1    Names of Reporting Persons         John MacPherson, individually and as
                                          Trustee for the Trusts listed in
                                          Exhibit A

       I.R.S. Identification Nos. of above persons (entities only)          N/A
--------------------------------------------------------------------------------
  2    Check the Appropriate Box if a Member of a Group                 (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3    SEC Use Only


--------------------------------------------------------------------------------
  4    Citizenship or Place of Organization                              U.S.A.


--------------------------------------------------------------------------------
                    5    Sole Voting Power
    Number of            Cablevision Class A Common Stock             6,971,396
                         Rainbow Media Group Class A Common Stock     3,485,698
     Shares         ------------------------------------------------------------
                    6    Shared Voting Power
  Beneficially           Cablevision Class A Common Stock                     0
                         Rainbow Media Group Class A Common Stock             0
    Owned by        ------------------------------------------------------------
                    7    Sole Dispositive Power
      Each               Cablevision Class A Common Stock             6,971,396
                         Rainbow Media Group Class A Common Stock     3,485,698
    Reporting       ------------------------------------------------------------
                    8    Shared Dispositive Power
   Person With           Cablevision Class A Common Stock                     0
                         Rainbow Media Group Class A Common Stock             0
--------------------------------------------------------------------------------
  9    Aggregate Amount Beneficially Owned by Each Reporting Person
       Cablevision Class A Common Stock                               6,971,396
       Rainbow Media Group Class A Common Stock                       3,485,698
--------------------------------------------------------------------------------
 10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares     [ ]


--------------------------------------------------------------------------------
 11    Percent of Class Represented by Amount in Row (9)
       Cablevision Class A Common Stock                                    4.9%
       Rainbow Media Group Class A Common Stock                            4.5%
--------------------------------------------------------------------------------
 12    Type of Reporting Person                                              IN

--------------------------------------------------------------------------------

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             CONTINUATION PAGES OF AMENDMENT NO. 9 TO SCHEDULE 13G
                                    FILED BY
                  JOHN MACPHERSON, INDIVIDUALLY AND AS TRUSTEE


ITEM 1(a)      NAME OF ISSUER:

               Cablevision Systems Corporation

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               1111 Stewart Avenue
               Bethpage, New York 11714

ITEM 2(a)      NAME OF PERSON FILING:

               John MacPherson, individually and as Trustee for the Trusts listed on Exhibit A

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               c/o Cablevision Systems
               1111 Stewart Avenue
               Bethpage, New York 11714

ITEM 2(c)      CITIZENSHIP:

               U.S.A.

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Cablevision NY Group Class A Common Stock, par value $.01 per share (the "Cablevision Class A Common Stock")
               Rainbow Media Group Class A Common Stock, par value $.01 per share (the "Rainbow Media Group Class A Common Stock")

ITEM 2(e)      CUSIP NUMBER:

               Cablevision Class A Common Stock                      12686C-10-9
               Rainbow Media Group Class A Common Stock              12686C-844

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable.

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ITEM 4.   OWNERSHIP

          (A)  AMOUNT BENEFICIALLY OWNED

               Cablevision Class A Common Stock:                       6,971,396
               Rainbow Media Group Class A Common Stock:               3,485,698

          (B)  PERCENT OF CLASS:

               Cablevision Class A Common Stock:                            4.9%
               Rainbow Media Group Class A Common Stock:                    4.5%

          (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                     Cablevision Class A Common Stock:                 6,971,396
                     Rainbow Media Group Class A Common Stock:         3,485,698

               (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                     Cablevision Class A Common Stock:                         0
                     Rainbow Media Group Class A Common Stock:                 0

               (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                     Cablevision Class A Common Stock:                 6,971,396
                     Rainbow Media Group Class A Common Stock:         3,485,698

               (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                     Cablevision Class A Common Stock:                         0
                     Rainbow Media Group Class A Common Stock:                 0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]:

          See Item 11 of the cover page hereto, which is incorporated herein by reference, and Item 4(b) above.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          See Exhibit A.

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ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable.

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SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2002


                                Signature:  /s/ John MacPherson
                                            ------------------------------------
                                            By William A. Frewin, Jr., as
                                               Attorney-in-Fact
                                Name/Title: John MacPherson, individually and as
                                            Trustee of each of the following
                                            Trusts:
                                            CFD Trust No. 1
                                            CFD Trust No. 2
                                            CFD Trust No. 3
                                            CFD Trust No. 4
                                            CFD Trust No. 5
                                            CFD Trust No. 6
                                            CFD Trust No. 10



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